SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 6-K

                 Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of August, 2004

                Commission File Number 1-10928

                 INTERTAPE POLMER GROUP INC.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this
 Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                       No           X

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                INTERTAPE POLYMER GROUP INC.



Date:  August 12, 2004           By:  /s/Andrew M. Archibald
                                     Andrew M. Archibald, C.A., CFO,
                                     Secretary, Vice President
                                     Administration

2004 SECOND QUARTERLY REPORT
INTERTAPE POLYMER GROUP (TM)
(LOGO)

August 12, 2004

This Management's Discussion and Analysis ("MD&A") supplements the consolidated financial statements and related notes for the three months and six months ended June 30, 2004. Except where otherwise indicated, all financial information reflected herein is prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and is expressed in US dollars.

OVERVIEW

Intertape Polymer Group Inc. ("the Company" or "IPG") achieved a 14.4% increase in sales for the three months ended June 30, 2004 as compared to the corresponding period in 2003. Sales increased 6.1% for the three months ended June 30, 2004 compared to the three months ended March 31, 2004.

Earnings for the three months ended June 30, 2004 were $0.14 per share, both basic and diluted, as compared to earnings of $0.12 per share, both basic and diluted, for the same period in 2003 and $0.06 per share both basic and diluted for the three months ended March 31, 2004.

Several factors contributed to the earnings improvement between the first quarter and second quarter of 2004. Sales volumes increased between the first quarter and the second quarter, with the second quarter being the first full quarter of operations after the tesa tape, inc. ("tesa tape") acquisition. Gross margin and gross profit also improved in the second quarter of 2004 compared to the first quarter of 2004 due to the cost effective integration of the tesa tape acquisition into the Company's Columbia, South Carolina manufacturing facility and the realization of savings under the Company's cost reduction program.

Gross margin and gross profit also improved in the second quarter compared to the first quarter of 2004 because of sales price increases achieved in the second quarter. Competitive pressures prevented the Company from achieving satisfactory price increases for selected products and channels of distribution, however, the Company mitigated the impact of these pricing constraints by increasing prices for selected products where the Company possesses greater pricing power. The Company had experienced rising raw material costs in the first quarter of 2004 but was unable to fully recover the cost increases through selling price increases during that same quarter due to the time lag between incurring raw material cost increases and passing the increases on to customers in the form of higher sales prices.

Raw material costs continued to rise in the second quarter, exceeding the cost increases experienced in the first quarter of 2004. The selling price increases for the second quarter covered all of the additional rise in raw material costs that occurred in the second quarter as well as approximately $0.75 million of the $2.0 million in quarterly raw material cost increases that initially arose in the first quarter.


Subsequent to June 30, 2004, the Company has experienced additional increases in costs for key raw materials such as polypropylene and polyethylene and is anticipating further increases during the third quarter of 2004. The Company has announced additional sales price increases in the third quarter of 2004 however, due to the timing constraints described above, the Company may not fully recover the additional cost increases within the quarter. It is uncertain whether the Company can continue achieving sales price increases sufficient to completely recover rising raw material costs.

Except as discussed above and under the caption "Gross Profit and Gross Margin" below, general economic and industrial factors during the first half of 2004 were, in management's view, substantially unchanged from December 31, 2003.

Also, in management's view, there are no general seasonal aspects of the Company's business that affect its financial condition or results.

RECENT DEVELOPMENT

Subsequent to June 30, 2004, the Company completed a refinancing of all of its bank indebtedness and virtually all of its long-term debt. On July 28, 2004, the Company completed the offering of $125.0 million of senior subordinated notes. On August 4, 2004 the Company borrowed the $200.0 million term loan portion of a new $275.0 million senior secured credit facility. The Company has not drawn on the $75.0 million revolving credit facility.

The proceeds from the refinancing were used to repay the existing bank credit facility, redeem all three series of existing senior secured notes, pay related make-whole premiums, accrued interest and transaction fees and provide cash for working capital purposes.

In the third quarter of 2004, the Company will record a one-time pretax charge of approximately $31.0 million associated with the refinancing transaction.

The refinancing will benefit the Company though lower interest costs of approximately $7.0 million annually, increased working capital flexibility and a schedule of principal repayments that provides greater opportunity for reinvestment in the business over the next several years. Scheduled principal payments over the next 18 months have been reduced from $84.0 million to $2.0 million due to the refinancing.

See Note 7 to the accompanying consolidated financial statements for further discussion of the refinancing.

RESULTS OF OPERATIONS

SALES

Sales for the second quarter of 2004 were $171.9 million, an increase of 14.4% over the second quarter of 2003 sales of $150.2 million.
The increase includes revenues associated with the February 2004 acquisition of the duct and masking tape operations of tesa tape and the incremental sales associated with acquiring the remaining 50% interest in the Company's Portuguese joint venture in late June 2003. Selling prices in the second quarter of 2004 were also higher than the second quarter of 2003.

Sales for the first six months of 2004 were $334.0 compared to $303.8 for the same period in 2003, a 9.9% increase. The increase is attributable to the two acquisitions discussed above as well as higher overall selling prices and sales volumes in 2004 compared to 2003.

Including the revenues associated with the above acquisitions, the Company believes that it can achieve 10% annual sales growth for calendar 2004.

GROSS PROFIT AND GROSS MARGIN

Gross profit for the second quarter of 2004 totaled $37.8 million at a gross margin of 22.0%, as compared to gross profit of $34.1 million for the second quarter of 2003 at a gross margin of 22.7%.

Although sales price increases for the second quarter of 2004 exceeded new raw material cost increases for the second quarter, the sales price increases only partially offset earlier raw material cost increases. Consequently, the gross margin for the second quarter of 2004 is higher than the 19.8% gross margin experienced in the first quarter of 2004 but lower than the 22.7% gross margin experienced in the second quarter of 2003.

Gross profit for the six months ended June 30, 2004 totaled $70.0 million at a gross margin of 20.9%. Gross profit for the six months ended June 30, 2003 totaled $67.9 million at a gross margin of 22.3%.

The margin decline in the first half of 2004 as compared to the first half of 2003 was due to several factors including raw material cost increases in both the first and second quarters of 2004, and in the first quarter of 2004 production interruptions at the Truro, Nova Scotia manufacturing facility, unanticipated integration costs at the Columbia facility related to the acquired duct and masking tape operations of tesa tape and changes in product mix.

SELLING, GENERAL AND ADMINSTRATIVE EXPENSES

Selling, general and administrative expenses were $22.8 million for the second quarter of 2004 (13.3% of sales), compared to $20.8 million for the second quarter of 2003 (13.9% of sales). The increase in expense reflects the effects of including the remaining 50% interest in the Portuguese joint venture that was acquired at the end of June 2003 as well as the increase in selling expenses attributable to the accounts acquired in the tesa tape acquisition.

The selling, general and administrative expenses for the six months ended June 30, 2004 totaled $45.1 million (13.5% of sales) compared to $42.8 million for the six months ended June 30, 2003 (14.1% of sales). The 2004 increase is the result of the additional costs arising from the two acquisitions discussed above.

OPERATING PROFIT

Operating profit is not a financial measure under GAAP in Canada or the United States. The Company's management uses operating profit to measure and evaluate the profit contributions of the Company's product offerings as well as the profit contribution by channel of distribution.

Operating profit (defined as gross profit less selling, general and administrative expenses and stock-based compensation expense) was $14.7 million for the second quarter of 2004, compared to $13.3 million for the second quarter of 2003. The 10.9% increase in the second quarter of 2004 over the corresponding amount in 2003 was the result of the higher sales in 2004.

Operating profit for the six months ended June 30, 2004 totaled
$24.4 million compared to $25.1 million for the six months ended
June 30, 2003. Gross profit increased by $2.1 million for the first six months of 2004 compared to the first six months of 2003. The selling, general and administrative expenses for the first six months of 2004 increased by $2.3 million over the amounts for the first six months of 2003. Additionally, operating profits for the first six months of 2004 reflect $0.4 million of stock-based compensation expense due to the change in accounting adopted by the Company in the fourth quarter of 2003.

FINANCIAL EXPENSES

Financial expenses for the second quarter of 2004 were $7.2 million compared to $7.8 million in the second quarter of 2003. Financial expenses for the six months ended June 30, 2004 totaled $14.0 million compared to $15.5 million for the six months ended June 30, 2003. The six month period to period decrease in financial expenses is the result of substantial debt repayments in the second and third quarters of 2003. The common stock issuance in late September 2003 allowed the Company to repay $40.8 million in debt at the end of the third quarter of 2003. The increase in financial expenses in the second quarter of 2004 compared to the $6.8 million in the first quarter of 2004 is due to higher levels of borrowings under the revolving credit facility during the second quarter as well as foreign exchange losses incurred in the second quarter.


EBITDA

A reconciliation of the Company's EBITDA, a non-GAAP financial measure, to GAAP net earnings is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings before income taxes, net earnings or cash from operating activities as determined by generally accepted accounting principles.

The Company defines EBITDA as net income before (i) income taxes;
(ii) financial expense; (iii) amortization of intangibles and capitalized software costs; and (iv) depreciation. Other companies in our industry may calculate EBITDA differently than we do. EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to cash flow from operating activities or as an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because management believes that it permits investors to make a more meaningful comparison of the Company's performance between periods presented. In addition, the Company's covenants contained in the loan agreements with its lenders and noteholders require certain debt to EBITDA ratios be maintained, thus EBITDA is used by management and the Company's lenders and noteholders in evaluating the Companys performance.

EBITDA Reconciliation to Net Earnings
(in millions of US dollars)

                                   Three Months      Six Months
Periods ended June 30,             2004    2003     2004    2003
_____________________________    ______   _____    _____   _____
                                      $       $        $       $
Net Earnings                        5.7     3.9      7.9     6.8

Add back
Financial expenses,
 net of amortization                7.0     7.2     13.3    14.3

Income taxes                        0.7     0.4      0.4     0.8

Depreciation and amortization       7.5     6.7     14.6    13.4
                                 ______   _____    _____   _____
EBITDA                             20.9    18.2     36.2    35.3
                                 ______   _____    _____   _____
                                 ______   _____    _____   _____


NET EARNINGS

Net earnings for the second quarter of 2004 were $5.7 million or $0.14 per share, both basic and diluted, compared to net earnings of $3.9 million or $0.12 per share, both basic and diluted for the second quarter of 2003.

Net earnings for the six months ended June 30, 2004 were $7.9 million or $0.19 per share, both basic and diluted, compared to net earnings for the six months ended June 30, 2003 of $6.8 million or $0.20 per share, both basic and diluted.

There was a substantial increase in weighted average number of basic and diluted common shares outstanding at June 30, 2004 as compared to June 30, 2003 due to a public offering of 5,750,000 common shares in September 2003.

FINANCIAL POSITION

Trade receivables increased $11.9 million between December 31, 2003 and June 30, 2004. The increase is primarily due to the higher level of sales for the three months ended June 2004 compared to the three months ended December 2003. Aside from the trade receivables, other current assets were substantially unchanged between December 31, 2003 and June 30, 2004, with increased inventories offset by decreases in prepaid expenses. Inventories have risen in part to accommodate the requirements of the customer accounts obtained in the tesa tape acquisition. Inventories have also increased due to the higher cost of raw materials increasing valuations and because the Company has pre-bought selected raw materials in advance of price increases announced by suppliers.

Current liabilities decreased by $32.4 million between December 31, 2003 and June 30, 2004. As explained in Note 7 to the accompanying consolidated financial statements, most of the Company's bank indebtedness and long-term debt was refinanced subsequent to June 30, 2004 and, accordingly, is reflected as non-current at June 30, 2004.

The consolidated balance sheet at June 30, 2003 is included in the accompanying consolidated financial statements for additional information.

Property, plant and equipment, net of accumulated depreciation and amortization, increased by $2.6 million between December 31, 2003 and June 30, 2004 due to $9.9 million of capital expenditures and $7.2 million associated with the capital lease described in "Liquidity and Capital Resources" below. Goodwill increased $4.0 million during the first quarter of 2004 due to the tesa tape acquisition.

OFF-BALANCE SHEET ARRANGEMENTS AND RELATED PARTY TRANSACTIONS

The Company maintains no off-balance sheet arrangements and is not a party to any related party transactions.

LIQUIDITY AND CAPITAL RESOURCES

Cash from operations before changes in non-cash working capital items was $13.8 million and $22.4 million, respectively, for the three and six months ended June 30, 2004 compared to $11.1 million and $20.9 million for the three and six months ended June 30, 2003. Changes in non-cash working capital items required $14.3 million and $16.6 million respectively, in cash flows for the three months and six months ended June 30, 2004 compared to using $0.1 million and $9.8 million, respectively in cash during the same periods in 2003.

A substantial portion of the cash flow generated in the second quarter of 2004 was used to pay down payables to vendors, which had grown substantially in the first quarter of 2004.

Cash flows used in investing activities was $4.6 million and $16.5 million respectively, in the three months and six months ended June 30, 2004 compared to using $1.3 million and $5.7 million respectively, in cash in the three months and six months ended June 30, 2003. The increase in cash required for investing activities in 2004 was due to increased capital spending and the $5.5 million used to acquire the duct and masking tape operations of tesa tape.

The Company increased cash flows from financing activities during the three months and six months ended June 30, 2004 by $14.8 million and $21.5 million to finance investing activities in excess of cash flows from operations. Additional bank indebtedness has provided most of the cash flows from financing activities in 2004. Total cash flows from financing activities decreased for the three months ended June 30, 2003 by $9.5 million as $15.9 million of long-term debt was repaid in part from cash flows from operations. In the first quarter of 2003 the Company had increased cash flows from financing activities of $3.6 million which was used to fund capital expenditures.

In 2003, the Company entered into a twenty year capital lease for the new Regional Distribution Center in Danville, Virginia. The lease commenced in January 2004. This non-cash transaction was valued at $7.2 million and is reflected in the June 30, 2004 consolidated balance sheet as an increase in property, plant and equipment and long-term debt.

BANK INDEBTEDNESS AND CREDIT FACILITIES

Before the refinancing, the Company maintained a $50.0 million revolving line of credit facility. When added with the cash on-hand and cash equivalents, cash and available credit totaled $25.4 million at June, 2004 compared to $32.6 million at December 31, 2003.

CURRENCY RISK

The Company is subject to currency risks through its Canadian and European operations. Changes in the exchange rates may result in decreases or increases in the foreign exchange gains or losses.
The Company does not use derivative instruments to reduce its exposure to foreign currency risk, as historically these risks have not been significant.

CHANGES IN ACCOUNTING POLICIES

In the fourth quarter of 2003, the Company adopted the fair value-based approach of the CICA's Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments." The Company adopted the new accounting rules effective January 1, 2003 on a prospective basis for options granted for years beginning in 2003. The three months and six months ended June 30, 2004 include $351,000 and $421,000 respectively of stock-based compensation expense, compared to none in the corresponding periods of 2003.

SUMMARY OF QUARTERLY RESULTS

A table of Consolidated Quarterly Statements of Earnings for the eight most recent quarters can be found at the end of this MD&A.

ADDITIONAL INFORMATION

Additional information relating to IPG, including its Annual
Information Form is filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the U.S.

FORWARD-LOOKING STATEMENTS

Certain statements and information set forth in this Quarterly Report, including statements regarding the business and anticipated financial performance of the Company, constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.

Among the factors that could cause actual results to differ from the forward-looking statements include, but are not limited to, inflation and general economic conditions, changes in the level of demand for the Company's products, competitive pricing pressures, general market trends, failure to achieve planned cost savings, restrictions and limitations placed on the Company by its debt instruments, international risks including exchange rate fluctuations, trade disruptions, and political instability of foreign markets that the Company produces in or purchase materials from, and the availability and price of raw materials.

Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. These and other factors should be considered carefully and undue reliance should not be placed on forward-looking statements. The Company undertakes no duty to update its forward-looking statements, including its sales outlook.

This Quarterly Report contains certain non-GAAP financial measures, including operating profit and EBITDA. The Company has included these non-GAAP financial measures because management believes they provide investors with a more meaningful period-to-period comparison of the Company's performance. Further, EBITDA is used by IPG's management, lenders and noteholders to evaluate the Company's performance. IPG has included in this Quarterly Report reconciliations of the non-GAAP financial measures to the most directly comparable GAAP measures.


Intertape Polymer Group Inc.
Conslidated Quarterly Statements of Earnings
Three month periods ended
(In thousands of US dollars, except per share amounts)
(Unaudited)


                              ------------  -----------    -------------  -------------
                                  June 30,    March 31,     December 31,  September 30,
                                      2004         2004             2003           2003
                              ------------  -----------    -------------  -------------
                                         $            $                $            $
Sales                              171,934      162,100          157,682      159,798
Cost of sales                      134,097      129,986          122,975      123,489
                              ------------  -----------    -------------  -----------
Gross profit                        37,837       32,114           34,707       36,309
                              ------------  -----------    -------------  -----------
Selling, general and
  administrative expenses           22,793       22,307           24,843       22,264
Stock-based compensation expense       351           70              130
Impairment of goodwill
Research and development             1,153          962              212        1,080
Financial expenses                   7,235        6,768            5,587        7,409
Manufacturing facility closure
  costs                                                            3,005
                              ------------  -----------    -------------  -----------
                                    31,532       30,107           33,777      30,753
                              ------------  -----------    -------------  -----------
Earnings (loss) before income
 taxes                               6,305        2,007              930        5,556
Income taxes (recovery)                654         (284)          (4,244)        (643)
                              ------------  -----------    -------------  -----------
Net earnings (loss)                  5,651        2,291            5,174        6,199
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------

Earnings (loss) per share
Cdn GAAP - Basic - US $               0.14         0.06             0.13         0.18
Cdn GAAP - Diluted - US $             0.14         0.06             0.13         0.18
US GAAP - Basic - US $                0.14         0.06             0.13         0.18
US GAAP - Diluted - US $              0.14         0.06             0.13         0.18


Weighted average number of
shares outstanding

Cdn GAAP - Basic                41,215,111   40,971,739       40,870,426   35,302,174
Cdn GAAP - Diluted              41,396,403   41,528,581       41,225,776   35,397,800
U.S. GAAP - Basic               41,215,111   40,971,739       40.870,426   35,302,174
U.S. GAAP - Diluted             41,396,403   41,528,581       41,225,776   35,397,800




                              ------------  -----------    -------------  -------------
                                  June 30,    March 31,     December 31,  September 30,
                                      2003         2003             2002           2002
                              ------------  -----------    -------------  -------------
                                         $            $                $            $
Sales                              150,249      153,592          151,261      149,920
Cost of sales                      116,166      119,793          121,764      120,632
                              ------------  -----------    -------------  -----------
Gross profit                        34,083       33,799           29,497       29,288
                              ------------  -----------    -------------  -----------
Selling, general and
  administrative expenses           20,830       21,982           23,462       21,109
Stock-based compensation expense
Impairment of goodwill                                            70,000
Research and development             1,086          894              480          926
Financial expenses                   7,825        7,700            7,621        8,297
Manufacturing facility closure
  costs                                                                         2,100
                              ------------  -----------    -------------  -----------
                                    29,741       30,576          101,563       32,432
                              ------------  -----------    -------------  -----------
Earnings (loss) before income
 taxes                               4,342        3,223          (72,066)      (3,144)
Income taxes (recovery)                439          322          (13,292)        (357)
                              ------------  -----------    -------------  -----------
Net earnings (loss)                  3,903        2,901          (58,774)      (2,787)
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------

Earnings (loss) per share
Cdn GAAP - Basic - US $               0.12         0.09            (1.74)       (0.08)
Cdn GAAP - Diluted - US $             0.12         0.09            (1.74)       (0.08)
US GAAP - Basic - US $                0.12         0.09            (1.74)       (0.08)
US GAAP - Diluted - US $              0.12         0.09            (1.74)       (0.08)


Weighted average number of
shares outstanding

Cdn GAAP - Basic                33,832,527   33,821,074       33,821,074   33,701,307
Cdn GAAP - Diluted              33,912,232   33,821,497       33,821,074   33,701,307
U.S. GAAP - Basic               33,832,527   33,821,074       33,821,074   33,701,307
U.S. GAAP - Diluted             33,912,232   33,821,497       33,821,074   33,701,307




Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended June 30,
(In thousands of US dollars, except per share amounts)
(Unaudited)

                              -------------------------------------------------------
                                     Three months                    Six months
                              ------------  -----------    -------------  -----------
                                      2004         2003             2004         2003
                              ------------  -----------    -------------  -----------
                                         $            $                $            $
Sales                              171,934      150,249          334,034      303,841
Cost of sales                      134,097      116,166          264,083      235,959
                              ------------  -----------    -------------  -----------
Gross profit                        37,837       34,083           69,951       67,882
                              ------------  -----------    -------------  -----------
Selling, general and
  administrative expenses           22,793       20,830           45,100       42,812
Stock-based compensation expense       351                           421
Research and development             1,153        1,086            2,115        1,980
Financial expenses                   7,235        7,825           14,003       15,525
                              ------------  -----------    -------------  -----------
                                    31,532       29,741           61,639       60,317
                              ------------  -----------    -------------  -----------
Earnings before income taxes         6,305        4,342            8,312        7,565
Income taxes                           654          439              370          761
                              ------------  -----------    -------------  -----------
Net earnings                         5,651        3,903            7,942        6,804
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------

Earnings per share
  Basic                               0.14         0.12             0.19         0.20
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------
  Diluted                             0.14         0.12             0.19         0.20
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------


Consolidated Retained Earnings
Periods ended June 30,
(In thousands of US dollars)
(Unaudited)

                              -------------------------------------------------------
                                    Three months                     Six months
                              -------------------------    -------------  -----------
                                      2004         2003             2004         2003
                              ------------  -----------    -------------  -----------
                                         $            $                $            $

Balance, beginning of period        70,582       53,015           68,291       50,114
Net earnings                         5,651        3,903            7,942        6,804
                              ------------  -----------    -------------  -----------
Balance, end of period              76,233       56,918           76,233       56,918
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------

The accompanying notes are an integral part of the consolidated financial statements.




Intertape Polymer Group Inc.
Consolidated Balance Sheets
As at
(In thousands of US dollars)


                                 June 30,     June 30,  December 31,
                                     2004         2003          2003
                               (Unaudited)  (Unaudited)     (Audited)
                                 ________    _________      ________
                                        $            $             $
ASSETS
Current assets
  Cash                              9,488
  Trade receivables,
   net of allowance for
   doubtful accounts of $4,037
   ($3,640 in June 2003,
   $3,911 in December 2003)       101,201       91,514        89,297
  Other receivables                11,353       10,357        11,852
  Inventories                      73,213       71,896        69,956
  Parts and supplies               13,301       12,837        13,153
  Prepaid expenses                  5,761        6,139         7,924
  Future income tax                 2,682        2,397         2,682
                                 ________    _________      ________
                                  216,999      195,140       194,864
Property, plant and equipment     357,227      357,447       354,627
Other assets                       13,181       14,014        12,886
Future income taxes                 4,457                      3,812
Goodwill                          176,231      165,633       173,056
                                 ________    _________      ________
                                  768,095      732,234       739,245
                                 ________    _________      ________
                                 ________    _________      ________
LIABILITIES
Current liabilities
  Bank indebtedness                             25,391        13,944
  Accounts payable and
   accrued liabilities             91,834       83,799        95,270
  Instalments on long-term debt     1,958       20,300        16,925
                                 ________    _________      ________
                                   93,792      129,490       126,139
Long-term debt                    290,240      274,152       235,066
Other liabilities                     530        3,530           530
Future income taxes                              5,164
                                 ________    _________      ________
                                  384,562      412,336       361,735
                                _________     ________       _______
SHAREHOLDERS' EQUITY
Capital stock and share
 purchase warrants                289,219      246,362       286,841
Contributed surplus                 3,701                      3,150
Retained earnings                  76,233       56,918        68,291
Accumulated currency
 translation adjustments           14,380       16,618        19,228
                                 ________    _________      ________
                                  383,533      319,898       377,510
                                 ________    _________      ________
                                  768,095      732,234       739,245
                                 ________    _________      ________
                                 ________    _________      ________

The accompanying notes are an integral part of the consolidated financial statements.


Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended June 30,
(In thousands of US dollars)
(Unaudited)

                              -------------------------------------------------------
                                    Three months                     Six months
                              -------------------------    -------------  -----------
                                      2004         2003             2004         2003
                              ------------  -----------    -------------  -----------
                                         $            $                $            $


OPERATING ACTIVITIES
Net earnings                         5,651        3,903            7,942        6,804
Non-cash items
  Depreciation and amortization      7,514        6,724           14,637       13,363
  Stock-based compensation expense     351                           421
  Future income taxes                  310          439             (586)         760
                              ------------  -----------    -------------  -----------
Cash from operations
 before changes in non-cash
 working capital items              13,826       11,066           22,414       20,927
                              ------------  -----------    -------------  -----------
Changes in non-cash working
capital items
  Trade receivables                 (2,163)       3,649          (12,248)      (2,722)
  Other receivables                                 334              487          116
  Inventories                       (3,366)      (4,300)          (3,878)      (8,147)
  Parts and supplies                    43         (224)            (148)        (124)
  Prepaid expenses                   1,039          698            2,140        1,845
  Accounts payable and accrued
   liabilities                      (9,935)        (286)          (2,997)        (808)
                              ------------  -----------    -------------  -----------
                                   (14,382)        (129)         (16,644)      (9,840)
                              ------------  -----------    -------------  -----------
Cash flows from operating
  activities                          (556)      10,937            5,770       11,087
                              ------------  -----------    -------------  -----------
INVESTING ACTIVITIES
Property, plant and equipment       (4,055)      (2,629)          (9,875)      (5,080)
Business acquisition                                              (5,500)
Goodwill                               (58)                          (58)
Other assets                          (501)       1,345           (1,064)        (608)
                              ------------  -----------    -------------  -----------
Cash flows from investing
 activities                         (4,614)      (1,284)         (16,497)      (5,688)
                              ------------  -----------    -------------  -----------
FINANCING ACTIVITIES
Net change in bank indebtedness     15,907        6,343           20,840       15,175
Issue of long-term debt                                              787
Repayment of long-term debt         (2,477)     (15,852)          (2,477)     (21,117)
Issue of common shares               1,408                         2,378
                              ------------  -----------    -------------  -----------
Cash flows from financing
  activities                        14,838       (9,509)          21,528       (5,942)
                              ------------  -----------    -------------  -----------
Net increase (decrease)
  in cash position                   9,668          144           10,801         (543)
Effect of currency translation
  adjustments                         (180)        (144)          (1,313)         543

Cash position, beginning of period
                              ------------  -----------    -------------  -----------
Cash position, end of period         9,488                         9,488
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------

The accompanying notes are an integral part of the consolidated financial statements.


NOTE 1.

Basis of Presentation

In the opinion of Management the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Intertape Polymer Group Inc.'s ("IPG" or the "Company") financial position as at June 30, 2004 and 2003 and December 31, 2003 as well as its results of operations and its cash flows for the three and six months ended June 30, 2004 and 2003.

These unaudited interim consolidated financial statements and notes should be read in conjunction with IPG's annual consolidated financial statements.

These unaudited interim consolidated financial statements and notes follow the same accounting policies as the most recent annual consolidated financial statements.

NOTE 2.

Earnings per Share

The following table provides a reconciliation between basic and diluted earnings per share:

In thousands of US dollars
(Except per share amounts)

                                 Three Months         Six Months
Period ended June 30,           2004      2003      2004      2003
___________________________   ________________     ________________
                                   $         $          $         $
Net earnings applicable
  to common shares             5,651     3,903      7,942     6,804

Weighted average
  number of common shares
  outstanding                 41,215    33,833     41,093    33,827

Effective of dilutive
  stock options and
  warrants (a)                   181        79        336        58
___________________________   ________________     ________________

Weighted average number of
  diluted common shares
  outstanding                 41,396    33,912     41,429    33,885
                              ______    ______     ______    ______
                              ______    ______     ______    ______

Basic earnings per share        0.14      0.12       0.19      0.20

Diluted earnings per share      0.14      0.12       0.19      0.20

(a) Diluted earnings per share is calculated by adjusting outstanding shares, assuming any dilutive effects of stock options and warrants.

NOTE 3.

Accounting for Compensation Programs

As at June 30, 2004 the Company had a stock-based compensation plan, which is described in the 2003 Annual Report. Under the transitional provisions prescribed by the Canadian Institute of Chartered Accountants ("CICA"), the Company is prospectively applying the recognition provisions to stock options issued in 2003 and thereafter. The transitional provisions of the CICA are similar to those of the US Financial Accounting Standards Board ("FASB"). To determine the compensation cost, the fair value of stock options is recognized on a straight-line basis over the vesting periods. For stock options granted since January 1, 2002, the Company is required to make pro forma disclosures of net earnings and basic and diluted earnings per share as if the fair value based method of accounting had been applied.

Accordingly, the Company's net earnings and basic and diluted earnings per share for the periods ended June 30, 2004 and 2003 would have been decreased to the pro forma amounts indicated in the following table:


In thousands of US dollars
(Except per share amounts)

                                           Three months          Six months
Periods ended June 30,                     2004        2003       2004      2003
________________________________________  _________________    ________________
                                                $        $          $         $
Net earnings                                5,651    3,903      7,942     6,804
Add (deduct):  Stock-based employee
  compensation expense included in
  reported net earnings                       351        -        421         -

Total stock-based employee compensation
  expense determined under fair value
  based method                               (534)    (207)      (797)     (414)
                                          _________________      _______________
Pro Forma net earnings                      5,468    3,696      7,566     6,390
                                          _________________      _______________
                                          _________________      _______________

Earnings per share:
  Basic - as reported                        0.14     0.11       0.19      0.19
  Based - pro forma                          0.13     0.11       0.18      0.19
  Diluted - as reported                      0.14     0.11       0.19      0.19
  Diluted - pro forma                        0.13     0.11       0.18      0.19



NOTE 4.

Capital Stock

In May 2004, the Company issued 225,160 common shares to the USA Employees Stock Ownership and Retirement Savings Plan at a value of $1,408,000.

During the three months ended March 31, 2004, 115,125 common shares at a value of $970,000 were issued to employees who exercised stock options.

In June 2003, the Company issued 1,030,767 common shares to acquire the remaining 50% common equity interest in Fibope Portuguesa Filmes Biorientados S.A., a manufacturer and distributor of film products in Portugal.

The Company's shares outstanding as at June 30, 2004, December 31, 2003 and June 30, 2003 were 41,285,161, 40,944,876 and 34,851,841 respectively.

Weighted average number of common shares outstanding


Periods ended                           Three Months                   Six Months
June 30,                              2004         2003             2004         2003
________________________        _______________________       _______________________
CDN GAAP - Basic                41,215,111   33,832,527       41,092,785   33,826,800
CDN GAAP - Diluted              41,396,403   33,912,232       41,429,232   33,885,377
U.S. GAAP - Basic               41,215,111   33,832,527       41,092,785   33,826,800
U.S. GAAP - Diluted             41,396,403   33,912,232       41,429,232   33,885,377



The Company did not declare or pay dividends during the six months ended June 30, 2004 or the six months ended June 30, 2003.

NOTE 5.

Financial Expenses

In thousands of US dollars


Periods ended                           Three Months                   Six Months
June 30,                            2004         2003              2004         2003
________________________        _______________________       _______________________
                                       $            $                 $            $
Interest on long-term debt         5,910        6,981            11,821       14,035
Interest on credit facilities        700          547             1,071          765
Other                                775          447             1,411        1,025
Interest capitalized to
  property, plant and
  equipment                         (150)        (150)             (300)        (300)
                                _______________________       _______________________
                                   7,235        7,825            14,003       15,525
                                _______________________       _______________________
                                _______________________       _______________________

NOTE 6.

Business Acquisition

In February 2004, the Company purchased for a cash consideration of $5.5 million plus contingent consideration (dependent on business retention), assets relating to the masking and duct tape operations of tesa tape, inc. ("tesa tape"). At the same time, the Company finalized its three-year agreement to supply duct tape and masking tape to tesa tape.

The purchase was accounted for as a business combination and, accordingly, the purchase method of accounting was used. The purchase price was allocated to the assets purchased based on their estimated fair values as at the date of acquisition and includes $4.0 million of goodwill. Any contingent consideration paid will be recorded as an increase in goodwill.

NOTE 7.

Subsequent Event-Refinancing

On July 28, 2004 the Company completed the offering of $125.0 million of senior subordinated notes due 2014. On August 4, 2004 the Company established a new $275.0 million senior secured credit facility, consisting of a $200.0 million term loan and a $75.0 million revolving credit facility. The proceeds from the refinancing were used to repay the existing bank credit facility, redeem all three series of existing senior secured notes, pay related make-whole premiums, accrued interest and transaction fees and provide cash for general working capital purposes.

The $125.0 million senior subordinated notes bear interest at an annual interest rate of 8.50% payable semi-annually on February 1 and August
1. All principal is due on August 1, 2014.

The term loan pays interest at a floating rate tied to either an alternate base rate (plus 1.25%) or LIBOR (plus 2.25%). The revolving credit facility is a five year commitment at floating rates tied to either an alternate base rate (plus 1.75%), Canadian prime rate
(plus 1.75%) or LIBOR (plus 2.75%). The revolving credit facility interest rate spreads are determined by a pricing grid based on the achievement of certain leverage ratios. The Company will also pay an annual 0.50% commitment fee on the unused portion of the revolving credit facility.

The term loan includes scheduled quarterly repayments of $500,000 commencing December 31, 2004 though June 30, 2010. Beginning September 30, 2010 the Company has four final quarterly principal repayments of $47.125 million each. The loan agreement also requires an annual excess cash flow calculation that can result in accelerated principal repayments from excess cash flow as defined in the agreement.

The senior secured credit facility is guaranteed by, and secured by a first lien on the assets of the Company, including substantially all of its subsidiaries.

Both the senior subordinated notes and the senior secured credit facility require the Company to meet certain financial covenants on an ongoing basis, including a maximum leverage ratio and minimum interest and fixed charges coverage ratios.

As a result of the refinancing, the Company will record in the third quarter of 2004, a one-time pretax charge of approximately $31.0 million. The principal elements of the one-time charge are a make-whole premium of approximately $21.9 million and the write-off of deferred financing costs of approximately $8.5 million attributable to the debt that was refinanced.

NOTE 7 (continued)

Subsequent Event-Refinancing

As a result of the refinancing, that portion of the refinanced debt comprising bank indebtedness in the amount of $34.7 million and the current instalments of the existing senior notes amounting to $54.2 million have been reclassified to non-current as at June 30, 2004 except for the amount due within one year of $1.5 million.

Information Request Form

I would like to o receive or o continue receiving financial information on Intertape Polymer Group.

           Name:  ____________________________________________________
          Title:  ____________________________________________________
           Firm:  ____________________________________________________
        Address:  ____________________________________________________
 Province/State:  ____________________________________________________
Postal Code/Zip:  ____________________________________________________
      Telephone:  ____________________________________________________
            Fax:  ____________________________________________________
         E-mail:  ____________________________________________________
Please send me now on a regular basis. (Please indicate number of copies requested)

o Annual Reports                     Quantity:________________________
o Fax Updates (Press releases only)  Quantity:________________________

Please indicate your occupation:

o Invesment Dealer          o Analyst
o Institution/Corporation   o Journalist
o Institutional Broker      o Retail Broker
o Institutional Investor    o Shareholder
o Investment Banker         o Other

Please Fax a copy of this page to:
The Secretary
Intertape Polymer Group Inc.
Fax: 941-727-3798

110E Montee de Liesse
Montreal Quebec
Canada, H4T 1N4
Investor Relations
Toll Free: 866-202-4713
www.intertapepolymer.com
itp$info@intertapeipg.com

  Form 52-109FT2 - Certification of Interim Filings during Transition Period


I, Melbourne F. Yull, Chairman of the Board and Chief Executive Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., (the "issuer") for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 12, 2004


/s/Melbourne F. Yull
Melbourne F. Yull
Chairman of the Board and Chief Executive Officer

  Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Andrew M. Archibald, Chief Financial Officer, Secretary and Vice President Administration of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., (the "issuer") for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: August 12, 2004



/s/Andrew M. Archibald
Andrew M. Archibald
Chief Financial Officer,
Secretary and Vice President Administration